Exhibit 12.1

CARDTRONICS PLC AND SUBSIDIARIES

RATIOS OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
	2017	2016		2015		2014		2013
EARNINGS:
(Loss) income before income taxes and cumulative effect of accounting changes (a)	$(154,642)	$114,613		$106,422		$65,314		$65,834
Fixed charges (as outlined below)	52,735	33,858		35,473		37,024		25,463
Total (losses) earnings, as defined	$(101,907)	$148,471		$141,895		$102,338		$91,297

FIXED CHARGES:
Interest charges (b)	$47,610	$28,889		$30,814		$33,812		$23,086
Interest component of rental expense	5,125	4,969		4,659		3,212		2,377
Total fixed charges, as defined	$52,735	$33,858		$35,473		$37,024		$25,463

Ratio of (losses) earnings to fixed charges (c)	—	4.39	x	4.00	x	2.76	x	3.59	x
Amount of earnings insufficient to cover fixed charges	(154,642)	—		—		—		—

(a)	Amount represents (Loss) income before income taxes as reported in the Company's Consolidated Statements of Operations plus Net loss attributable to noncontrolling interests.
(b)	Includes the amortization of deferred financing costs and note discount.
(c)	For the year ended December 31, 2017, earnings before fixed charges, as defined, were inadequate to cover fixed charges by $155 million.